July 7, 2025

Peter ter Kulve
Chief Executive Officer
Magnum Ice Cream Co B.V.
Reguliersdwarsstraat 63
1017 BK, Amsterdam
The Netherlands

        Re: Magnum Ice Cream Co B.V.
            Draft Registration Statement on Form 20FR12B
            Submitted June 10, 2025
            CIK No. 0002071668
Dear Peter ter Kulve:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20FR12B Submitted June 10, 2025 Reorganisation and Demerger
Intellectual Property Agreements, page xix

1. Please revise to provide the material terms of the license agreements and transitional
       IP licensing arrangements discussed in this section, such as duration of the agreements or arrangements, termination provisions, and each parties' rights and obligations.
 July 7, 2025
Page 2
Undisclosed agency agreements, page xvii

2.     We note under your undisclosed agency agreements that Unilever Group
Companies
       ("Unilever") will be appointed as your undisclosed agent and given authority to sell finished ice cream products to end customers under your instruction and on your behalf. Pursuant to such agreements, Unilever will continue to own the legal title to the inventory sold to end customers until it transfers to you "immediately before sale under a separate product sale agreement." We further note that Unilever will continue to collect all revenues and provide the proceeds to you after deducting a commission for services and that the agreement further provides for Unilever's performance of services ancillary to the sale of goods, such as customer service and marketing. Citing authoritative IFRS guidance, where applicable, please explain to us in sufficient detail how you will account for each component of these undisclosed agency agreements.
       Specifically provide your assessment of whether and how you represent the agent or principal in the underlying transactions. Also clarify the impact these agreements will have on your pro forma financial statements, including whether such agreements will result in incremental expenses compared to the carve-out financial statements.
Co-packing agreements, page xviii

3. We note that you will enter into a co-packing agreement in Mexico where Unilever will manufacture ice cream products for you and sell them to end customers on your behalf. We further note that Unilever will retain legal title in the raw and pack materials required for manufacturing and the finished goods. Citing authoritative
       IFRS guidance, where applicable, please explain to us in sufficient detail how you will account for this co-packing agreement. In doing so, provide your assessment of whether and how you represent the agent or principal in the underlying transactions and your specific contribution to the revenue-producing process. Also clarify how these operations have been reflected in the carve-out financial statements and quantify for us the historical revenues associated with these operations. Manufacturing agreements, page xviii

4. We note your disclosures on pages xviii and 87 that during a "Transitional Period"
       you will be subject to toll manufacturing agreements whereby Unilever will procure and hold legal title to raw and pack materials and you will manufacture finished ice cream products to be sold by Unilever on your behalf. We further note that Unilever will pay you an "operating and equipment" fee for the finished products and will hold the customer relationship while you will have inventory risk and control. Citing authoritative IFRS guidance, where applicable, please explain to us in sufficient detail how you will account for these toll manufacturing arrangements. In doing so, clarify if the revenue you will record on a stand-alone basis will be the operating and equipment fee, the amount sold to third parties on your behalf, or some other basis.
       Specifically provide your assessment of whether and how you represent the agent or principal in the underlying transactions, how the operating and equipment fee correlates to third party sales amounts, if at all, and the meaning of "holding" the customer relationship. Also clarify the nature of the "Inventory Subsidy," including whether it represents a one-time or recurring payment.
 July 7, 2025
Page 3

Item 3. Key Information
Item 3.B Capitalisation and Indebtedness, page 1

5. Please revise this table to include information as of a date no earlier than 60 days prior to the date of this Form 20-F. See Item 3.B of Form 20-F.
Item 4.D Business Overview
Expanding Availability, Reach and Execution, page 42

6. We note your disclosure on page 42 that "[o]ver the medium term" you aim to equip a portion of your fleet with new technologies. Please provide more information on what time period the "medium term" refers to.
Innovation, Research, Food Safety and Compliance, page 54

7.     Please revise to provide support for your statement on page 55 that you have
       "pioneered the latest methods and protocols for assessment of food
safety   "
Property, Plants and Equipment, page 61

8. We note your disclosure on page 63 that the Group completed automation upgrades at
       21 manufacturing facilities, and that you plan to undertake continued improvements.
       If there are any materials plans to expand or improve facilities, please include the information required by Item 4.D of Form F-20.
5.A. Operating Results
Comparison of Results of Operations for FY2024 and FY2023, page 70

9. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you identify several factors impacting the change in cost of sales on page 70 but provide no quantification and you do not explain in any detail the nature of your "operational efficiencies" benefitting cost of sales, including the "significant reduction in business waste and product complexity." See Item
       303(a)-(b) of Regulation S-K and SEC Release No. 33-8350.
 July 7, 2025
Page 4
5.B. Liquidity and Capital Resources
Net cash flow from operating activities, page 80

10. In your discussion of operating cash flows, you indicate that the fiscal year 2024 increase was primarily driven by lower income tax paid and higher restructuring provisions due to overhead reductions, as well as contributions from an uplift in operating profit and favorable working capital movements. In order to provide investors with a better understanding of trends and variability in your cash flows, please expand this disclosure to discuss the underlying reasons for changes impacting your cash flows, including discussions of working capital components, such as inventories, trade and other receivables and trade payables and other liabilities.
       Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Please revise your disclosure for all periods presented. See
Item 303(a) of
       Regulation S-K and Section IV.B of SEC Release No. 33-8350.
Unaudited Pro Forma Financial Information, page 84

11. Even though you reference autonomous entity adjustments on page 84, we note that your pro forma financial statements do not include a separate placeholder column for such adjustments. Please tell us if you intend to include any such adjustments and, in doing so, explain the impact that the agreements with Unilever disclosed under the
       "TSAs and Interim Operating Models" header on page xvi will have on your pro forma financial statements. See Rule 11-02(a)(6)(ii) of Regulation S-X.
Item 6.D Employees, page 102

12. Please provide a breakdown of persons employed by main category of activity. See
       Item 6.D of Form 20-F.
Item 10.C Material Contracts
Demerger Agreement, page 117

13. Please revise your disclosure here and elsewhere to clarify whether any of the listed conditions to completion of the demerger are waivable. If so, please also include appropriate risk factor disclosure. We also note that the list of conditions appears non-
       exclusive in light of the phrase "among other things." Please revise to disclose all material conditions and to affirmatively state so.
Item 10.E Taxation, page 118

14. We note your disclosure that you have requested an opinion regarding the tax consequences of the Demerger. Please identify the advisor who will provide this tax opinion.
 July 7, 2025
Page 5
Financial Statements
Combined Carve-Out Income Statement, page F-4

15.    You disclose that operating profit includes    certain    indirect
centrally incurred costs
       and general corporate expenses that have been allocated to the Ice Cream Business and that these allocations have been determined to be a "reasonable reflection of the utilisation of services provided to, or the benefit received by, the Ice Cream Business during the periods presented." Please address the following:
           Pursuant to Question 1 of SAB Topic 1.B.1, confirm that your historical financial statements reflect all expenses that the parent incurred on your behalf; and
           Since agreements with related parties are, by definition, not at arm s length and may be changed at any time, please disclose, when practicable,
management   s
            estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See Question
            2 of SAB Topic 1.B.1.
1 Basis of preparation, accounting policies, estimates and judgements
Basis of Presentation, page F-9

16. Pursuant to paragraph 17 of IAS 10, please disclose the date when the financial statements were authorized for issue and who gave that authorization.

Hyperinflationary economies, page F-13

17. You indicate that the application of IAS 29 includes an adjustment for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date. Pursuant to paragraph 39(c) of IAS 29, please disclose the identity and level of the price index at the end of the reporting period and the movement in the index during the current and the previous reporting period.
2. Segment information
Revenue, page F-16

18. You disclose on page 17 that your "customers are distributors who may be able to return unsold goods in consignment arrangements." Please explain in further detail the nature of these consignment arrangements, including the point(s) when control of inventory transfers, and, to the extent material, revise your disclosure to discuss your revenue recognition policy for such arrangements.
18. Commitments and contingent liabilities
Contingent liabilities, page F-58

19. We note your disclosure of Brazilian tax matters in footnotes 17 and 18. Please tell us and revise your disclosures to clearly describe your accounting policy for these matters. In doing so, specify the taxes that fall within the scope of IAS 12 and IFRIC
       23 and those that fall within the scope of other guidance, such as IAS 37, and tell us how you arrived at your determination.
 July 7, 2025
Page 6

General

20. Please revise your disclosure where relevant to discuss the treatment of fractional shares that current Unilever Shareholders may hold.
       Please contact Ernest Greene at 202-551-3733 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Anne Parker at 202-551-3611 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Michael Z. Bienenfeld